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HAIPING LI *		PALO ALTO
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PALOMA P. WANG ♦ (ALSO ADMITTED IN ENGLAND & WALES) ˜ (ALSO ADMITTED IN ILLINOIS) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)
BEIJING
BRUSSELS
FRANKFURT
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
	July 2, 2019	SINGAPORE
TOKYO
TORONTO

Confidential

Mr. Gus Rodriguez, Accounting Branch Chief

Mr. David Irving, Staff Accountant

Mr. Michael Clampitt, Senior Counsel

Mr. Christopher Dunham, Staff Attorney

Division of Corporation Finance
Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 9F Inc.

Draft Registration Statement on Form F-1

CIK No. 0001619544

Dear Mr. Rodriguez, Mr. Irving, Mr. Clampitt and Mr. Dunham:

On behalf of our client, 9F Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) the revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Company has updated the Revised Draft Registration Statement to include (i) its unaudited condensed consolidated financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2018 and 2019; (ii) its unaudited condensed consolidated quarterly results of operations for each of the five quarters from January 1, 2018 to March 31, 2019; and (ii) other recent developments of the Company.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on June 5, 2019 and two copies of the submitted exhibits.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Elsie Zhou, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Lei Sun, Chairman of the Board of Directors and CEO, 9F Inc.

Yanjun Lin, CFO and Director, 9F Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP